

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

September 29, 2016

Via E-mail
Thomas S. Olinger
Chief Financial Officer
Prologis, Inc. and Prologis, L.P.
Pier 1, Bay 1,
San Francisco, California 94111

>   **Re:**   **Prologis, Inc. and Prologis, L.P.**
>   **Form 10-K for the Year Ended December 31, 2015**
>   **Filed February 19, 2016**
>   **Form 8-K filed July 19, 2016**
>   **File No. 001-13545 and No. 001-14245**

Dear Mr. Olinger:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

>   Sincerely,
>
>   /s/ Shannon Sobotka
>
>   Shannon Sobotka
>   Staff Accountant
>   Office of Real Estate and
>   Commodities